ING

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549


                                         April 12, 2004


    Re: Delaying Amendment to Registration Statement on Form S-2 for ReliaStar Life Insurance Company of New York Fixed Account I as filed with the Commission on April 8, 2004 EDGAR CIK: 0001163710 (File No. 333-114338)
          ---------------------------------------------------------

Ladies and Gentlemen:

     Please be advised that ReliaStar Life Insurance Company of New York, hereby amends the facing page of the above-referenced registration statement, filed with the Commission on April 8, 2004, to state, in accordance with Section 8(a) of the Securities Act, as amended, and Rule 473(c) thereunder, that:

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     It is proposed that this Registration Statement become automatically effective on April 30, 2004.

     If you have any questions, comments or need more information, please call the undersigned at (610) 425-4139.


                              Sincerely,


                              /s/ Linda E. Senker
                              ---------------------
                              Linda E. Senker
                              Counsel



RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
1475 Dunwoody Drive, West Chester PA  19380            Tel:  (610) 425-4139
                                                       Fax:  (610) 425-3520